AmpliPhi Biosciences Corporation

3579 Valley Centre Drive,

Suite 100

San Diego, California 92130

January 17, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin, Legal Branch Chief, Office of Healthcare & Insurance

Re:	AmpliPhi Biosciences Corporation

Registration Statement on Form S-1 (File No. 333-222059)

CIK No. 0000921114

Filed December 14, 2017

Application for Withdrawal

Ladies and Gentlemen:

AmpliPhi Biosciences Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement (File No. 333-222059) on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 14, 2017.

The Registrant confirms that no securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The Registrant has determined at this time not to proceed with the offering and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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Please address any questions you may have to Steve R. Martin, Chief Financial Officer, AmpliPhi Biosciences Corporation via e-mail at sm@ampliphibio.com or by telephone at (858) 800-2492.

Thank you for your assistance with this matter.

Sincerely,

AmpliPhi Biosciences Corporation

By:	/s/ Paul C. Grint
Name:	Paul C. Grint, M.D.
Title:	Chief Executive Officer